Schedule A

to

Investment Advisory Agreement

of

J.P. Morgan Exchange-Traded Fund Trust

Advisory Fee Rates

(Amended as of March 16, 2017)

Name	Fee Rate
JPMorgan Diversified Return U.S. Equity ETF	0.23%
JPMorgan Diversified Return Europe Equity ETF	0.30%
JPMorgan Diversified Return Europe Currency Hedged ETF	0.33%
JPMorgan Diversified Return International Currency Hedged ETF	0.27%
JPMorgan Diversified Alternatives ETF	0.60%
JPMorgan Diversified Event Driven ETF	0.60%
JPMorgan Diversified Return U.S. Mid Cap Equity ETF	0.24%
JPMorgan Diversified Return U.S. Small Cap Equity ETF	0.29%
JPMorgan Disciplined High Yield ETF	0.30%
JPMorgan Global Bond Opportunities ETF	0.55%

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

By:
Title:

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:
Title:

1